Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED (TEN) 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

Press Release

4 August 2005

TSAKOS ENERGY NAVIGATION REPORTS 39% INCREASE

AND RECORD PROFITS FOR SECOND QUARTER 2005

TEN also reports record profits for first half of 2005

SECOND QUARTER HIGHLIGHTS

•	Net income rose 38.9% to $41.90 million.

•	EPS (basic) of $2.09 versus $1.62 in second quarter of 2004.

•	Delivery of first ice-class newbuilding, Suezmax Eurochampion 2004

•	Delivery and immediate chartering of the Dionisos, a handysize product carrier.

•	Sale of the Dion and the Pella (single/double handysize product carriers) at a gain of $8.8 million.

•	Sale of a newbuilding contract (Aframax) at a gain of $10.8 million.

•	Contracted for a new building Aframax for delivery in August 2007.

•	Semi-annual dividend of $0.95 per share declared, paid April 26, 2005.

OTHER FIRST HALF HIGHLIGHTS

•	Net income rose 28.6% to $81.75 million.

•	EPS (basic) of $4.06 versus $3.55 in the first half of 2004.

•	Delivery and time charter of the Didimon, a handysize product carrier.

•	Sale of Panos G, a single-hull aframax at a gain of $5.2 million.

ATHENS, GREECE – August 4, 2005 – Tsakos Energy Navigation Limited (TEN) (NYSE: TNP) reported results (unaudited) for the second quarter and first six months of 2005.

Net income was $41.90 million in the second quarter of 2005, compared to $30.16 million in the second quarter of 2004, an increase of 38.9%. Revenues, net of voyage expenses and commissions, were $53.77 million in the second quarter of 2005 versus $54.32 million in the like period of 2004. Income before depreciation charges was $50.76 million in the second

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quarter of 2005 up from $39.07 million in the second quarter of 2004. Gains on vessel sales were $19.64 million in the second quarter of 2005 and $8.76 million in the year earlier quarter.

Net income in the first half of 2005 rose to $81.75 million from $63.55 million in the first half of 2004. Revenues, net of voyage expenses and commissions, were $120.52 million for the first six months of 2005, compared with $122.88 million for the first half of 2004. Income before depreciation charges was $99.17 million the first half of 2005 up from $81.15 million in the year earlier period. Gains on vessel sales totalled $24.84 million in the first six months of 2005 and $8.76 million in the first half of 2004.

Revenues, net of voyage expenses and commissions, were $120.52 million for the first six months of 2005, down $2.37 million or 1.9% from the year earlier period reflecting the deployment of 26.6 vessels versus 27.7 vessels. The average time charter equivalent per ship per day rose to $ 27,883 in the 2005 period versus $26,744 a year earlier. Of the five classes of ships in our fleet, four enjoyed higher rates in the 2005 period while only one experienced marginally lower charter rates. Fleet productivity remained high in the first six months of 2005 at 95.3% but somewhat below the 97.2% performance of the first half of 2004 reflecting a heavier dry docking experience in the second quarter of 2005.

Vessel operating expenses per ship per day rose from $5,993 for the first half of 2004 to $6,430 in the 2005 period reflecting the cost pressures of crew expense, insurance premiums, repairs and provisions and the weak dollar. The average value of the dollar against the Euro was 4.7% lower in the first half of 2005 compared with the year earlier levels. Approximately 25% of TEN’s operating costs are denominated in Euros.

Depreciation and dry-docking amortization costs were $20.18 million in the 2005 period versus $22.39 million in the first half of 2004. Management fees were $2.78 million compared to $2.51 million in the first half of 2004 reflecting contract adjustments while general and administrative costs were $1.39 million as against to $1.28 million. Interest and finance costs, net of interest income, declined to $2.57 million from $5.08 million, reflecting much higher cash levels and benefits from interest rate swaps.

“TEN again produced excellent results in the first half of 2005 with net income 28.6% higher than the outstanding profits of the first six months of 2004”, observed Mr. D. John Stavropoulos, Chairman of the Board of Tsakos Energy Navigation. “The company’s diversified fleet and balanced employment strategy yielded revenues on a par with the strong charter markets of 2004. Rising expense pressures were more than offset by somewhat lower net finance costs. The icing on the cake was the capital gains from the sale of three older vessels and a new building contract.” Mr. Stavropoulos further stated, “The resulting financial strengths of TEN complemented by its new building contracts, positions the company to generate future earnings growth and further enhance shareholder value through asset additions, share repurchases and dividend payments.”

FLEET STRATEGY

Since 1997, TEN has aggressively expanded and modernized its fleet. The Company has ordered in total 33 newbuildings with a combined capacity of 3.6 million dwt and has taken delivery of 21 of these, plus one second-hand VLCC. An additional 12 vessels are scheduled for

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delivery in 2005, 2006, and 2007. TEN sold three vessels in 2004 including one single-hull ship. An additional single-hull aframax and two single/double hull product carriers were sold in the first half of 2005 along with a new building contract for an aframax.

“Our new building program and fleet portfolio strategy has been structured in response to the evolving needs of our clients and the development of new trade routes” observed Mr. Nikolas P. Tsakos, President and CEO of Tsakos Energy Navigation. The correct timing of our orders and the highly favourable contract prices has contributed to current profits and provides the platform for future income growth. The emphasis on ice-class vessels is designed to serve the rapidly expanding needs of Russia, Canada, and Alaska. The two sistership Aframaxes will serve South American markets and the LNG carrier gives us entry to this dynamic sector”. Mr. Tsakos continued, “We are nearing our goal of a universally double hull fleet. We currently operate two single hull aframaxes and will seek appropriate opportunities for their sale in the near future. Timely purchases and sales are fundamental to our long-term success and an integral aspect of a traditional shipping enterprise”.

Since 1997, TEN has sold 10 vessels (including three chartered back) totalling 0.9 million-dwt contributing over $64 million in capital gains. Meanwhile it has taken delivery of 22 vessels and has on order 12 vessels with a combined capacity of 3.9 million dwt. The strategy of renewing and growing the fleet has resulted in a well-diversified and modern portfolio of vessels that is well positioned to serve the future needs of the Company´s clients.

TEN is also seeking appropriate opportunities in other energy related sectors and has recently made a $5 million investment in the owning company of a drilling rig currently under construction in S. Korea.

The following table presents the newbuilding vessels currently on order:

VESSEL	DWT	Expected Delivery	Design
SUEZMAX
M/T Euroniki	164,000	September 2005	1C Ice Class
M/T Archangel	162,400	January 2006	1A Ice Class
M/T Alaska	162,400	March 2006	1A Ice Class
M/T Arctic	162,400	February 2007	1A Ice Class
M/T Antarctic	162,400	April 2007	1A Ice Class
AFRAMAX
H/N 1328	105,000	May 2007	DNA Design
H/N 1334	105,000	August 2007	DNA Design
HANDYSIZE
M/T Antares	36,660	June 2006	1A Ice Class
M/T Arion	36,660	October 2006	1A Ice Class
M/T Andromeda	36,660	February 2007	1A Ice Class
M/T Aegeas	36,660	May 2007	1A Ice Class
LNG
LNG TBN	150,000 m³	February 2007	Membrane

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Assuming no interim retirements or new acquisitions the following table outlines the composition of TEN’s fleet after delivery of the orders citied above:

TYPE	Double Hull	Double/Single Hull	Single Hull	Total
VLCC	2			2
Suezmax	10			10
Aframax	8		2	10
Panamax	7			7
Handysize	6	2		8
LNG	1			1

TOTAL	34	2	2	38

TANKER INDUSTRY

Worldwide oil demand expanded at the fastest pace in decades in 2004. The rate of growth in 2005 is expected to decelerate from 3.4% last year to about 1.9%. However, the International Energy Agency is projecting accelerated growth in 2006 of some 2.1%. The principal growth drivers are Asia led by China at 7.2%.

The tanker industry operated at virtual capacity through much of 2004 as modern tonnage under quality management was in tight supply. The less robust growth in oil demand combined with fleet expansion has eased the strain, although the principal surprise in the equation has been limited scrappage and other removals. Last year tanker capacity expanded approximately 5.4% which proved to be less than the growth in tonnage demand. This year the combination of a larger new delivery schedule and fewer removals has led to a reversal in the supply/demand equation. Nevertheless, the continued demand for quality tonnage should result in very acceptable charter rates, as fleet utilization remains well above historical levels.

Longer term prospects are also favourable for supply/demand balance. Assuming no recession in the advanced economies and sustainable growth in the developing countries, oil demand will grow at a solid pace. The principal growth in demand is generated by oil importers who are distant from the sources of oil production resulting in healthy growth of seaborne requirements. Demand growth combined with shipyard capacity limitations and scrappage dictated by regulatory requirements over the next five years bode well for a satisfactory supply/demand relationship.

Overall, conditions in 2005 should result in good fleet utilization and satisfactory charter rates. Offsets to these desirable conditions are significantly higher short-term interest rates, sharply higher bunker prices, somewhat higher insurance premiums, rising personnel expenses, expanded regulatory procedures on ships and onshore to address security and environmental

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challenges, growing corporate governance fees, and the burden of a weak dollar. Although 2005 is not likely to match the robust results of last year, the tanker industry should experience the third consecutive year of general prosperity.

OUTLOOK FOR TEN

The momentum of 2003/2004 continued in the first half of 2005. The balanced employment strategy sustained revenues at a high level and the timely sale of vessels produced welcome gains. Prospects for oil demand in the second half of 2005 should sustain tonnage demand and provide acceptable charter rates. TEN is on track for another year of high fleet utilization with 90% of employable days having been served or under contract. The Euroniki, an ice-class Suezmax, which is scheduled for delivery in September will be employed from day one by a major oil concern under a one-year time charter at an accretive rate. Finance costs, net of interest income, should continue to reflect favourable year-to-year comparisons. Additionally, the fleet renewal program and vessel portfolio positioning may add gains on sales. Management anticipates another year of strong profitability in 2005. Optimism about the future is best expressed by the share repurchase program. Year to date, TEN has repurchased and retired 401,625 shares at an average cost of $38.90 per share and has further Board of Directors´ authorization to employ $12.5 million for future repurchases.

ABOUT TSAKOS ENERGY NAVIGATION

TEN expects to operate a fleet of 38 vessels of 4.1 million dwt by mid-2007. Currently it operates a fleet of 26 vessels (including three chartered-in, one Aframax and two Suezmaxes vessels) of approximately 2.9 million dwt with an average age of 6.6 years compared to 12 years of the world average. Its newbuilding program today consists of 12 vessels (5 Suezmax, 2 Aframax, 4 Handysize, 1 LNG) of 1.2 million dwt.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACTS:

George V. Saroglou, COO
Tsakos Energy Navigation Ltd.
Tel: 30 210 94 07 710-3
ten@tenn.gr

Paul Durham, CFO
Tsakos Energy Navigation Ltd.
Tel: 30 210 94 07 710-3
ten@tenn.gr

Parag Dave
GCI Group for Tsakos Energy Navigation Ltd.
212-537-8026
pdave@gcigroup.com

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TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data (Unaudited)

(In Thousands of U.S. Dollars, except share, per day and fleet data)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
STATEMENT OF INCOME DATA
Voyage revenues	$65,455	$66,362	$142,329	149,385

Commissions	2,533	2,693	5,684	6,192
Voyage expenses	9,151	9,354	16,130	20,309
Charter hire expense	6,080	6,065	12,115	12,127
Vessel operating expenses	12,714	12,338	26,440	26,006
Depreciation	8,866	8,911	17,426	17,603
Amortization of deferred drydocking charges	1,027	2,413	2,756	4,787
Provision for doubtful receivables	—	—	—	244
Management fees	1,383	1,260	2,778	2,505
General & Administrative expenses	890	709	1,388	1,278
Foreign currency losses	(101)	2	(72)	47
Amortization of deferred gain on sale of vessels	(792)	(792)	(1,584)	(1,584)
Gain on sale of vessels	(8,820)	(908)	(14,023)	(908)

Operating income	32,524	24,317	73,290	60,779

Gain on sale of non-operating vessels, net	10,818	7,847	10,818	7,847
Interest and finance costs, net	(2,862)	(2,103)	(4,448)	(5,257)
Interest income	1,196	100	1,883	181
Other income/(expense)	221	—	205	—

Net income	$41,896	$30,161	81,748	63,550

Earnings per share, basic	$2.09	$1.62	4.06	3.55
Earnings per share, diluted	$2.09	$1.62	4.06	3.54
Weighted average number of shares outstanding
Basic	20,046,517	18,592,171	20,110,217	17,893,298
Diluted	20,063,877	18,634,881	20,128,025	17,955,188

	June 30	December 31	June 30
	2005	2004	2004
BALANCE SHEET DATA
Cash and cash equivalents	133,262	116,922	94,699
Current assets, including cash	167,013	155,270	131,724
Investments	25,053	10,000	—
Advances for vessels	131,911	121,260	81,375

Vessels at cost	874,267	805,148	848,948
Accumulated Depreciation	(164,457)	(168,874)	(163,286)

Vessels' Net Book Value	709,810	636,274	685,662
Deferred charges	14,297	15,184	17,930

Total assets	$1,048,084	$937,988	$916,691

Current portion of long-term debt	42,782	39,693	44,753
Current liabilities, including current portion of long-term debt	88,996	80,544	84,337
Long-term debt, net of current portion	379,404	325,471	363,644
Deferred income, net of current portion	10,450	12,452	14,457
Total stockholders' equity	569,234	519,521	454,253

Total liabilities and stockholders' equity	$1,048,084	$937,988	$916,691

	Three months ended			Six months ended
	June 30			June 30
		2005	2004	2005	2004
OTHER FINANCIAL DATA
Net cash from operating activities		$33,667	$23,400	80,568	66,955
Net cash used in investing activities		$(55,371)	$(3,676)	(87,862)	(87,475)
Net cash from/(used in) financing activities		$10,457	$(4,516)	23,635	28,406

FLEET DATA
Vessel overhead costs per ship per day		$944	$783	865	751
Average number of vessels during period		26.5	27.6	26.6	27.7
Number of vessels at end of period		26.0	27.0	26.0	27.0
Average age of fleet at end of period	Years	6.6	7.0	6.6	7.0
Dwt at end of period (in thousands)		2,884.6	2,919.9	2,884.6	2,919.9

Time charter employment—fixed rate	Days	932	1,008	1,989	1,944
Time charter employment—variable rate	Days	455	364	899	617
Period employment (pool and coa) at market rates	Days	539	546	1,044	1,128
Spot voyage employment at market rates	Days	352	547	659	1,207

Total operating days		2,278	2,465	4,591	4,896
Total available days		2,407	2,514	4,817	5,035

TCE per ship per day		$25,116	$23,504	27,883	26,744
Operating expenses per ship per day		$6,205	$5,723	6,430	5,993

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

FINANCIAL AND OTHER DATA BY FLEET (Unaudited)

	Three Months Ended June 30, 2005
Vessel Type		VLCC	Suezmax	Aframax	Panamax	Product carriers

Average number of vessels		2.0	4.8	8.0	7.0	4.7
Number of vessels at end of period		2.0	5.0	8.0	7.0	4.0
Dwt at end of period (in thousands)	Dwt	600.9	821.8	826.5	478.2	157.2
Percentage of total fleet		20.8%	28.5%	28.7%	16.6%	5.4%
Average age at end of period	Years	9.2	2.2	7.8	7.7	9.3
TCE per ship per day		$44,185	25,764	24,857	25,666	15,936
Operating expenses per ship per day		$10,152	6,392	6,887	4,811	6,316
(excluding vessels chartered-in and on bare-boat out)

	Six Months Ended June 30, 2005
Vessel Type	VLCC	Suezmax	Aframax	Panamax	Product carriers

Average number of vessels	2.0	4.4	8.4	7.0	4.8
TCE per ship per day	$48,980	27,292	26,797	30,661	17,915
Operating expenses per ship per day	$11,250	6,484	6,891	5,235	6,427

	Three Months Ended June 30, 2005
	Newbuildings	La Madrina	Acquired (pre-1997)	Combined

Average number of vessels	16.9	1.0	8.6	26.5
Percentage of total fleet in dwt at end of period	73.3%	10.4%	16.3%	100%
Average age at end of period (years)	3.7	11.5	16.6	6.6
Utilization in period	99.7%	100.0%	84.0%	94.6%
Average TCE per ship per day	$27,219	$52,873	$16,374	$25,116
Average operating expenses per ship per day	$5,822	$10,152	$6,319	$6,205
Voyage Revenue, net of commission ($ thousand)	$44,895	$6,171	$11,857	$62,922
Net income, excluding gain on sale—($ thousand)	$18,319	$2,575	$1,007	$21,901
Gain on sale of vessels				19,638
Holding and dormant companies				357

Total net income				41,896

	Six Months Ended June 30, 2005
	Newbuildings	La Madrina	Acquired (pre-1997)	Combined

Average number of vessels	16.4	1.0	9.2	26.6

Utilization in period	99.5%	100.0%	87.4%	95.3%

TCE per ship per day	$30,390	$62,460	$16,374	$27,883
Operating expenses per ship per day	$5,822	$11,250	$6,319	$6,430

Voyage Revenue, net of commission ($ thousand)	$93,562	$13,699	$29,384	$136,645
Net income, excluding gain on sale—($ thousand)	$44,508	$6,296	$5,824	$56,628
Gain on sale of vessels				$24,841
Holding and dormant companies				$278

Total net income				$81,748

Newbuildings include all vessels specifically constructed for TEN. These represent all additions to the fleet since 1997, except for the VLCC La Madrina.

TCE represents voyage revenue less voyage expenses. Commission is not deducted.

TCE rate given for the the VLCC Millennium, which is chartered out on a bare-boat basis, takes into account a notional operating cost per day.

Average operating costs per day excludes the three chartered-in vessels and the vessel bare-boat chartered out.